O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

March 30, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tempur Sealy International, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 20, 2015
File No. 001-31922

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 26, 2015 (the “Staff Letter”) with regard to the above-referenced Preliminary Proxy Statement filed by H Partners Management, LLC (“H Partners”) on March 20, 2015 (the “Proxy Statement”).  We have reviewed the Staff Letter with our client, H Partners, and provide the following responses on H Partners’ behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Letter to Stockholders

1.	In the first sentence of the second paragraph, please characterize the statement regarding poor operational execution as your belief.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 1 of the Letter to Stockholders within the Proxy Statement.

2.	Please clarify that Mr. McLane is no longer an employee of TA Associates, Inc.

We acknowledge the Staff’s comment and have revised the Proxy Statement to disclose that Mr. McLane is a Senior Advisor of TA Associates, Inc., as set forth on the current TA Associates, Inc. website at the following link: http://www.ta.com/Our-Team/Team-Members/McLane.aspx?r=1. Please see page 1 of the Letter to Stockholders within the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 30, 2015

However, regarding Mr. McLane’s employment status, we note that (i) all in-person meetings between Mr. McLane and Mr. Nabi have occurred at TA Associates’ Boston headquarters, (ii) all email communications from Mr. McLane to Mr. Nabi have originated from a TA Associates domain (pamclane@ta.com), and (iii) his email signature block, as recently as February 10, 2015, reads as follows:

P. Andrews McLane
TA Associates, Inc.
200 Clarendon Street
56th Floor
Boston, MA 02116
Office: 617-574-6704

Background to the Solicitation, page 4

3.
With regard to the meeting on September 16, 2013, please provide support for the statement that Mr. McLane dismissed the notion of Mr. Nabi joining the Board. We understand that Mr. McLane indicated that he would, and in fact did, deliver the request to the Nominating and Corporate Governance Committee for consideration. Please also disclose with more specificity the concerns regarding the company’s performance expressed by Mr. Nabi during the meeting.

We acknowledge the Staff’s comments and have revised the Proxy Statement accordingly to reflect with more specificity Mr. McLane’s response to Mr. Nabi.  Please see page 4 of the Proxy Statement.  We note that, during the meeting on September 16, 2013, Mr. McLane made no mention of any intention to propose Mr. Nabi’s candidacy to the Nominating and Corporate Governance Committee of the Board for formal consideration, nor was Mr. Nabi ever contacted by the Committee following this meeting.  With respect to the Staff’s request that H Partners disclose with more specificity the concerns regarding the Company’s performance expressed by Mr. Nabi during the meeting, we acknowledge the Staff’s comment and have revised the Proxy Statement to more specifically disclose H Partners’ concerns.

4.
Disclosure states that on February 7, 2015, H Partners requested the resignations of Mr. McLane and Mr. Masto from the board. We understand that H Partners may have also requested the resignations of Mr. Judge and Mr. Sarvary. If true, please revise your disclosure. Please also disclose, if true, any deadline for response that was set by H Partners at that time, and any consequences established for not responding by that time, such as making statements to the press.

We acknowledge the Staff’s comments and have revised the Proxy Statement accordingly. Please see page 4 of the Proxy Statement.

5.
We understand that, in the February 10, 2015 e-mail exchange described in the disclosure, Mr. Nabi expressly refused to engage in any further discussion other than implementation of the February 7 demands. If true, please revise your disclosure to address this.

We acknowledge the Staff’s comments and have revised the Proxy Statement accordingly. Please see page 4 of the Proxy Statement.

March 30, 2015

Tempur Sealy Has Significantly Underperformed Peers….page 6

6.	Please modify the second sentence to clarify that the table contains what you believe to be execution errors. Please also provide support for the following assertions in the table:

☐	Supply constraints occurred on Cloud Select in Q3 2012

☐	New product manufacturing costs were higher than expected in Q3 2012

☐	Slowdown in SealyEurope was significant in Q4 2014

☐	Liquidation of sole third-party supplier was a surprise in Q4 2014

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 6 of the Proxy Statement.

We advise on a supplemental basis with respect to the following assertions in the table, as follows:

(a)	Supply constraints occurred on Cloud Select in Q3 2012

We have deleted the references to Tempur Weightless, Breeze & Cloud Select in the table.

We make this assertion based on the following quote from Mr. Sarvary on the Company’s Q3 2012 Earnings Call dated October 23, 2012, where he stated, “Demand for some of our new products has been greater than we expected.  And as pleased as we are by this initial reception, we are equally disappointed that, as a result, many of our retail customers are facing order backlogs or allocations due to our supply constraints.  And we have been moving as fast as we can to very quickly ramp up our supply lines to address this demand, and are now beginning to catch up on the backlog.  And we anticipate that supply will be normalized within the next few weeks.”

(b)	New product manufacturing costs were higher than expected in Q3 2012

We have deleted the reference to both “New product manufacturing costs…” and the “Manufacturing” categorization, and have replaced them with “Cost of producing new products higher than expected...” and “Cost Control”, respectively.

We make these assertions based on the following:

On the Company’s Q3 2012 Earnings Call dated October 23, 2012, Mr. Sarvary stated, “First of all, when we talk about the new initiatives, we always are including the new products.  And the new products, because of what we’ve been talking about in terms of the cost of production, have been more expensive than we had anticipated when we first projected what they would be.” Additionally, Mr. Sarvary stated, “It’s important to note that these new initiatives come at a price, and are more costly than we had initially estimated.”

March 30, 2015

(c)	Slowdown in SealyEurope was significant in Q4 2014

We have changed “Significant slowdown in Sealy Europe roll-out due to ‘surprise’ liquidation of sole third-party supplier” to now read “Sealy Europe roll-out delayed three months due to ‘hiccup’ from liquidation of sole third-party supplier.”  Support for this assertion can be found in Mr. Savary’s commentary on the Q4 2014 Earnings Call dated February 5, 2015, where he stated, “One thing though that has slowed the rollout is that we were – our kind of third-party supplier was effectively the licensee that we used to have, the licensee from whom we bought the rights.  They – their business frankly got into trouble, not from us, but from their other customers.  And as a result, that company is – very rapidly went out of business.  We got an alternative supplier which is ramping up right now, but is giving us a little bit of a hiccup in the rollout here….  So, I think the rollout is going to be at least a quarter behind where I had hoped it would be in terms of the ramp speed.”

(d)	Liquidation of sole third-party supplier was a surprise in Q4 2014

We have changed “Significant slowdown in Sealy Europe roll-out due to ‘surprise’ liquidation of sole third-party supplier” to now read “Sealy Europe roll-out delayed three months due to ‘hiccup’ from liquidation of sole third-party supplier.”  Please see the above section (c) for supporting evidence for this assertion.

7.	In the table on the bottom of page 7, please provide support for the assertion that the company’s guidance for its net leverage ratio was 3.25x for 2014. We understand that it was in fact 3.8x.

We acknowledge the Staff’s comment and have revised the above-referenced table to provide that the column heading that once read “Company Guidance” has been revised to now read “Company Guidance or Target”.  In support of our assertion that the Company’s net leverage ratio target for 2014 was 3.25x, we reference the Company’s 8-K filing dated April 19, 2013, which outlines “Supplemental Information Regarding 2013 Long-Term Incentive Targets”.  In the text to follow, the Company indicates that 100% of the Company’s Long-Term Incentive award payout would only be achieved if the Company’s net leverage ratio was equal to 3.25x at December 31, 2014.  Because the achievement of this net leverage ratio would result in 100% of the award payout, this constitutes the “target” per the Company’s Long-Term Incentive Plan.

“The specific award payout objectives for Net Debt to Consolidated EBITDA are as follows: 0% payout if greater than 3.75:1.00, 50% of Target if equal to 3.75:1.00, 100% of Target if equal to 3.25:1.00, and 200% of Target if equal to 2.75:1.00.”

8.
In the chart on the top of page 8, you appear to be presenting certain figures as company guidance, when footnote disclosure indicates that the guidance is in fact derived by H Partners itself, extrapolating from company guidance. Please make this more clear in the chart and its title.

We acknowledge the Staff’s comment and have revised the above-referenced chart in the Proxy Statement accordingly. Please see page 8 of the Proxy Statement.

We are Concerned with the Company’s Poor Corporate Governance Practices….page 9

9.
Please identify in your opening paragraph the “certain members of the Board” whom you assert have been acting in furtherance of their own personal interests at the expense of stockholders, and qualify this statement as your belief.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly to identify such members of the Board and qualify this statement as H Partners’ belief. Please see page 9 of the Proxy Statement.

March 30, 2015

We Believe Messrs. Masto, McLane and Sarvary Should be Held Accountable, page 11

10.	Please specify the “deeply concerning” activities to which you refer in the first paragraph of this section.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly to delete the reference to “deeply concerning” activities. Please see page 11 of the Proxy Statement.

Form of Proxy

11.
We note that you have not presented your own slate of nominees for the election of directors. Please advise how you determined that proposals 1.A and 1.B are nevertheless consistent with Rule 14a-4(b) and Rule 14a-4(d).

We acknowledge the Staff’s comment.  On a supplemental basis, we respectfully submit that H Partners’ form of proxy card is consistent with Rule 14a-4(b) and Rule 14a-4(d) as they relate to proposals 1.A and 1.B.

Rule 14a-4(b)(2) provides that a form of proxy that provides for the election of directors shall “set forth the names of persons nominated for election as directors” and that such form of proxy must provide one of four ways for a security holder to withhold authority to vote for each nominee. As required by Rule 14a-4(b), H Partners’ form of proxy sets forth all of the names of the Company’s nominees for election to the Board at the Annual Meeting. In addition, as required by Rule 14a-4(b)(2), H Partners’ form of proxy card includes a box opposite the name of each Company nominee that may be marked to indicate that authority to vote for such nominee is withheld, one of the four ways that a stockholder may withhold authority to vote for each nominee under Rule 14a-4(b)(2).  Accordingly, we believe H Partners’ form of proxy card complies with Rule 14a-4(b)(2).

Rule 14a-4(d)(1) provides that provides that no proxy shall confer authority upon the soliciting person to vote for any person who is not a “bona fide nominee.”  Under Rule 14a-4(d)(4), a “bona fide nominee” is one who consents to being named in the proxy statement and agrees to serve if elected.  The term “nominee” refers, we believe, to a person that the soliciting person has nominated and seeks to elect to the board. Rule 14a-4(d) allows a dissident who nominates a short slate which, if elected, would constitute a minority of the board, to simultaneously seek authority to vote for nominees named in management’s proxy statement.  Under the rule, solicited stockholders are able to support a minority short slate while preserving the ability to vote for management’s nominees who comprise a majority of the seats available.

H Partners has not nominated anyone to the Board and does not have its own nominee(s) within the meaning of Rule 14a-4(d)(1). Rather, H Partners is soliciting Tempur Sealy stockholder to vote against three Company nominees, Messrs. Masto, McLane and Sarvary (the “Targeted Directors”), while also permitting Tempur Sealy stockholders to vote with respect to the other Company nominees. We believe that the intent of the “bona fide nominee” rule is to avoid nominations of board candidates who are unwilling to serve or otherwise avoid giving the appearance that management nominees are supportive of a dissident proxy solicitation or the election of any dissident nominees. H Partners’ proxy solicitation in furtherance of seeking stockholder support to vote against the Targeted Directors while permitting stockholders voting on H Partners’ proxy card to also vote with respect to management’s other nominees is consistent with the intentions of Rule 14a-4(d)(1).  H Partners’ form of proxy card avoids soliciting votes in favor of any individual management nominees by name.  Additionally, H Partners’ proxy statement clearly states that management’s nominees to the Board are not H Partners’ nominees, that management’s nominees have not consented to being named in H Partners’ proxy statement and that they are not participants in H Partners’ proxy solicitation. Furthermore, management’s nominees are not named anywhere in the body of H Partners’ proxy statement and stockholders are not given the opportunity to vote for management’s nominees to the Board on an individual basis. In fact, H Partners’ form of proxy card only identifies management’s nominees to the extent required in order to permit stockholders to withhold votes from these nominees in accordance with Rule 14a-4(b)(2). H Partners is not soliciting votes in favor of its own nominees, and therefore only management nominees will be elected to the Board. In this way, H Partners’ solicitation avoids any possibility that unwilling management nominees would serve on the Board with any dissident nominees following the Annual Meeting, one of the primary purposes articulated for the adoption of the short-slate rule. Accordingly, any risk that Tempur Sealy’s nominees would be unwilling to serve if elected is, we believe, de minimis.

March 30, 2015

In conclusion, H Partners is soliciting proxies against the Targeted Directors as a means to allow stockholders to express their dissatisfaction with Mr. Sarvary’s performance as CEO and the poor stewardship of stockholder value under Messrs. Masto and McLane.  H Partners’ form of proxy card provides Tempur Sealy stockholders with the opportunity to vote with respect to the election of directors so as not to disenfranchise them.  We believe that H Partners’ form of proxy card is consistent with the spirit of Rule 14a-4(b) and 14a-4(d).  H Partners has complied with each of the requirements of Rule 14a-4(d) that would apply in the event that H Partners had its own nominee or minority slate of nominees. Specifically, H Partners’ form of proxy card (i) seeks authority to vote in the aggregate with respect to eleven Board seats, the total number of seats that are up for election, (ii) provides Tempur Sealy stockholders with an opportunity to withhold authority with respect to any management nominee, and (iii) states on the form of proxy card and in the proxy statement that there is no assurance that any of management’s nominees will serve if elected. Lastly, we refer the Staff to the definitive proxy filing on Form DEFN14A by P. Schoenfeld Asset Management LP (“PSAM”), dated May 15, 2009, whereby PSAM solicited stockholders of Saks Inc. (“Saks”) to withhold their vote for the re-election of a certain director to the board of directors of Saks, while permitting stockholders of Saks to vote with respect to the other nominees put forth for election by Saks.  We believe that H Partners’ solicitation at Tempur Sealy is analogous to the solicitation by PSAM at Saks.

*    *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Rehan A. Jaffer, H Partners Management, LLC
Steve Wolosky, Olshan Frome Wolosky LLP

March 30, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement filed by the undersigned on March 20, 2015 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

s/ Rehan Jaffer
Rehan Jaffer